We Are Kula, LLC
Statements of Changes in Members' Deficit
For the Period April 24, 2018 (Inception) to December 31, 2019
(Unaudited)

	Membership Units	Members' Contributions	Accumulated Deficit	Total Members' Deficit
Balance, April 24, 2018 (Inception)		$ -	$ -	$ -
Members' contributions	1,000,000.0	1,000		1,000
Net loss			(109,081)	(109,081)
Balance, December 31, 2018	1,000,000	1,000	(109,081)	(108,081)
Members' contributions	244,444	550,000		550,000
Net loss			(215,650)	(215,650)
Balance, December 31, 2018	1,244,444	$ 551,000	$ (324,731)	$ 226,269